Exhibit 99.1

Prestige Wealth Inc. Announces Acquisition of Wealth AI, an AI-Driven Wealth Management Solution Provider

Hong Kong, August 23, 2024 /GlobeNewswire/ -- Prestige Wealth Inc. (NASDAQ: PWM) (“PWM”, or the “Company”), a wealth management and asset management services provider based in Hong Kong, today announced that, on August 20, 2024, it entered into a definitive acquisition agreement pursuant to which PWM will purchase all shares of SPW Global Inc, a company incorporated under the laws of the British Virgin Islands, which in turn wholly owns Wealth AI PTE LTD. or Wealth AI, a company incorporated under the laws of Republic of Singapore. The total purchase price is US$4,500,000, subject to customary closing purchase price adjustments, with US$3 million being paid in cash and the remaining US$1.5 million being settled in the form of 1,900,000 class A ordinary shares and 500,000 class B ordinary shares of the Company issuable to the seller and key employees of Wealth AI. In addition, key employees will be retained and continue to be employed by Wealth AI after closing of the transaction. The acquisition agreement also includes a third-year period non-competition and non-solicitation covenants from the seller parties. The transaction is expected to close in the fourth quarter of 2024 and will enhance PWM’s technology strength in artificial intelligence space and facilitate PWM’s development of next-generation AI-driven wealth management solutions for its clients.

About Prestige Wealth Inc.

Prestige Wealth Inc. is a wealth management and asset management services provider based in Hong Kong, assisting its clients in identifying and purchasing well-matched wealth management products and global asset management products. With a focus on quality service, the Company has retained a loyal customer base consisting of high-net-worth and ultra-high-net-worth clients in Asia. Through the Company’s wealth management service, it introduces clients to customized wealth management products and provides them with tailored value-added services. The Company provides asset management services via investment funds that it manages and also provides discretionary account management services and asset management-related advisory services to clients. For more information, please visit the Company’s website: http://ir.prestigewm.hk.

About Wealth AI

Wealth AI is a company based in Singapore that offers personalized, cost-effective wealth management solutions using artificial intelligence. Founded by AI experts from top technology companies in 2022, Wealth AI is dedicated to the transformative potential of artificial intelligence in wealth management.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this press release. They include statements about the Company’s plans for the business of Wealth AI; anticipated financial and other results from the acquisition of Wealth AI and its integration into PWM; expectations regarding revenue and cost synergies resulting from the acquisition; discussion of other strategic initiatives and related actions; and beliefs, expectations, intentions and strategies, among other things. Forward-looking statements are based on management’s current beliefs, expectations and assumptions, and involve a number of known and unknown risks and uncertainties, many of which are out of PWM’s control.

The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with U.S. Securities and Exchange Commission.

For more information, please contact:

Prestige Wealth Inc.

Investor Relations Department

Email: ir@prestigefh.com